VIA EDGAR	200 Crescent Court, Suite 300 Dallas, Texas 75201 +1 214 746 7700 tel +1 214 746 7777 fax

October 19, 2020	James R. Griffin +1 214 746 7779 James.Griffin@weil.com

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attn: Sherry Haywood, Division of Corporate Finance, Office of Manufacturing

Re:	Gores Metropoulos, Inc.

Registration Statement on Form S-4

Filed September 14, 2020

File No. 333-248794

Dear Ms. Haywood:

This letter is sent on behalf of Gores Metropoulos, Inc. (the “Company”) in response to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) communicated in its letter dated October 9, 2020 (the “Comment Letter”) regarding the above-referenced filing.

Please note that the Company today filed with the Commission Amendment No. 1 to the Registration Statement on Form S-4 (“Amendment No. 1”) reflecting, among other things, the revisions set forth below.

For ease of reference, the headings and numbers of the Company’s responses set forth below correspond to the headings and numbers in the Comment Letter, and we have set forth below, in bold, the text of the Staff’s comment prior to each of the Company’s responses in the same order as presented in the Comment Letter.

Registration Statement on Form S-4 filed on September 14, 2020

Proxy Statement/Prospectus Cover Page/Letter to Stockholders of Gores, page 1

1.	Comment: Please disclose the total number of shares that will be issued in connection with the transactions. See Item 501(b)(2) of Regulation S-K.

Ms. Sherry Haywood October 19, 2020 Page 2

Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on the prospectus cover page, in the letter to stockholders and on pages 1, 11, 177 and 205 to reflect the Staff’s comment.

What equity stake will the current stockholders of the Company..., page 15

2.

Comment: We note your disclosure on page 106 that the post-combination company will be a controlled company within the meaning of NASDAQ listing standards. Please revise your disclosure in this section to discuss the fact that Austin Russell will control a majority of the voting power of the company after the business combination. Your discussion should state Mr. Russell’s ownership percentage.

Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on pages 15 and 16 to reflect the Staff’s comment.

What interests does the Sponsor and the Company’s current officers and directors have in the Business Combination?, page 20

3.	Comment: Please quantify the interests each of your sponsor, current officers and directors will receive in the business combination.

Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on pages 21, 54, 95, 128, 161 and 228 to reflect the Staff’s comment.

Summary

Our Board’s Reasons for Approval of the Business Combination, page 41

4.

Comment: Please revise to provide balanced disclosure that addresses potential negatives or risks of the business combination. Please also include similarly balanced disclosure in the Luminar board discussion on page 42.

Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on pages 42 and 44 to reflect the Staff’s comment.

Opinion of the Company’s Financial Advisor, page 148

5.	Comment: We note the disclosure that Moelis & Company provided the Board with its financial analysis and a fairness opinion. Please file the consent of Moelis as an exhibit.

Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has filed the consent of Moelis as Exhibit 23.3 to Amendment No. 1.

Ms. Sherry Haywood October 19, 2020 Page 3

Certain Material U.S. Federal Income Tax Considerations of the Mergers to Holders of Luminar

Stock..., page 170

6.

Comment: We note that you will file a tax opinion in a future amendment. Please revise your prospectus disclosure to provide a firm conclusion regarding treatment of the transaction under Section 368(a) and remove language stating that it is intended that, or generally, certain material tax consequences will apply. Please revise disclosure on page 170 that the discussion is “intended as a general summary only” and the section headers which indicate that the opinion only covers “certain” material tax consequences. Similarly, please revise the disclosure on page 173 indicating the discussion is not a “complete analysis.” Refer to Section III of Staff Legal Bulletin No. 19 for guidance.

Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company and Luminar have revised the disclosure on pages 173, 174 and 176 to provide a firm conclusion regarding the treatment of the transaction under Section 368(a).

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (214) 746-7779. Thank you for your time and consideration.

Sincerely,

/s/ James R. Griffin

James R. Griffin, Esq.

cc:	Via E-mail

Andrew McBride

Kyle C. Krpata, Esq.

Albert Vanderlaan, Esq.

Daniel Kim, Esq.